

April 8, 2014

Via E-mail
William P. Angrick, III
Chairman of the Board of Directors and Chief Executive Officer
Liquidity Services, Inc.
1920 L Street, N.W., 6th Floor
Washington, D.C. 20036

> Re: **Liquidity Services, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed November 21, 2013**
> **Form 10-Q for the quarterly period ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 000-51813**

Dear Mr. Angrick:

We have reviewed your letter dated March 20, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 10, 2014.

Form 10-K for the Fiscal Year Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.   You indicate in response to prior comment 2 that the amount of cash held overseas was not disclosed because the possibility of repatriating the funds within the foreseeable future is remote and the majority of the funds are held on behalf of customers. Tell us what consideration you gave to providing disclosures that provide a further understanding of your sources of cash and cash equivalents. That is, you should consider disclosing the

portion of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation. In addition, consider disclosing the portion of domestic and foreign cash and cash equivalents that are not currently available to fund operations because the funds are held on behalf of customers.

Notes to Consolidated Financial Statements, page 61

Note 4. Acquisitions, page 70

2.   You indicate in response to prior comment 6 that you provided the disclosures for Jacobs Trading in your Form 10-K for the fiscal year ended September 30, 2012. You should continue to include the disclosures in subsequent financial statements if an acquisition occurred in a previous reporting period and that period is presented in the financial statements. Also, tell us what consideration you gave to presenting the amount of earnings from Jacobs Trading or indicating that the information required is impracticable. In addition, you indicate in your response that the amounts of revenue and earnings of the other acquirees since the acquisition dates and the related supplemental pro forma information were not significant. You should indicate that these amounts are not significant in your filings, considering that the other information outlined in ASC 805-10-50 meets your disclosure threshold for these business combinations. Confirm that you will provide these disclosures in future filings.

Note 12. Income Taxes, page 77

3.   We note your response to prior comment 7. Tell us whether foreign income before income tax expense is less than five percent of the total of income before taxes in all periods presented. To the extent that your foreign earnings before income taxes becomes significant, confirm that you will disclose the components of income before income tax expense as either domestic or foreign in future filings.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

4.   We note your response to prior comment 9 that you found no significant, offsetting changes in revenue and cost of goods sold during the quarter. Describe the nature and the impact of these offsetting factors, including the impact from changes in significant contracts. For example, tell us what impact the shift under the Surplus Contract to a mix of lower value, smaller-size items had on revenue and cost of goods. In this regard, we note from the earnings release included in your Form 8-K filed on February 7, 2014 that "results were partially offset by a sharp decline in our DoD Surplus business due to

changing property mix which has impacted margins." In addition, we note the decline in revenue from commercial contracts recognized under the purchase model from the table summarizing revenue by pricing model. Please also confirm that you will consider providing the qualitative and quantitative analysis of the offsetting factors that contribute to changes in future filings.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief